BluePhoenix Joins the Object Management Group as Platform Member;
To Focus on the Architecture Driven Modernization (ADM) Subgroup

Cary, NC and Herzlia, Israel -February 2, 2004 - BluePhoenix Solutions (NASDAQ:BPHX), the leader in Enterprise IT Modernization, today announced that it has joined the Object Management Group (OMG) as a Platform member, with full voting rights and the ability to submit proposals. BluePhoenix will be focusing on the Architecture Driven Modernization (ADM) subgroup, which plans to leverage existing OMG modeling standards to create specifications and promote industry consensus on modernization of existing applications.

"The standardization of legacy modernization will help organizations by reducing the risks, time and costs involved in such initiatives. Creating software agility will enable business agility and improve the ROI of existing IT assets," said William Ulrich, president of Tactical Strategy Group, Inc. (TSG) and Co-Chair of the ADM group. "Organizations should consider modernizing production-enabled applications that fail to deliver against current business objectives. The standards that the OMG's ADM group will create aim to make the process much more efficient and cost-effective."

"Our ultimate goal for the ADM group is to promote the revitalization of existing applications by leveraging existing OMG modeling standards. This will improve the productivity of software development, as well as reduce the efforts and costs required to maintain existing applications," added Ulrich. "We are very pleased that BluePhoenix has joined this group. As a key player in the Legacy Modernization market, they will make a great addition to the group."

"We are looking forward to taking an active role at the OMG, where we can make a difference and be a lead player in determining ADM standards," added Ted Venema, Sr. vice president of product management at BluePhoenix Solutions. "We see a big push towards legacy modernization these days and we believe the right standards should be put in place in order to ensure interoperability between the different solution vendors and consolidate best practices."

About the Object Management Group (OMG)

The Object Management Group is an international, open membership, not-for-profit computer industry specifications consortium. OMG member companies write, adopt, and maintain the organization's standards following a mature, open process. Among the standards for which it is best known are UMLTM, CORBA®, XMI®, MDATM, and MOFTM. With well-established standards covering software from design and development, through deployment and maintenance, and extending to evolution to future platforms, the Object Management Group (OMG) supports a full-lifecycle approach to enterprise integration which maximizes ROI, the key to successful IT. OMG's standards cover multiple operating systems, programming languages, middleware and networking infrastructures, and software development environments. For more information please visit their site at http://www.omg.org.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services, (including technology for Understanding, Migration, Transformation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com.All names and trademarks are their owners' property.

Company Contact

Tamar Belkin

Director of Marketing

BluePhoenix Solutions

(919) 319-2270

tbelkin@bphx.com